Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the 2013 Stock Incentive Plan and the Inducement Stock Option Grant of Ophthotech Corporation of our report dated March 2, 2015 (except for Note 18 as to which the date is July 28, 2015) with respect to the financial statements of Ophthotech Corporation and our report dated March 2, 2015 (except for the effect of the material weakness described in the sixth paragraph as to which the date is July 28, 2015) with respect to the effectiveness of internal control over financial reporting of Ophthotech Corporation included in its Annual Report (Form 10-K/A) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey

January 6, 2016